Exhibit 1.11

ANACONDA MINING RESCINDS PROPOSAL
TO INCREASE ITS BID TO MARITIME SHAREHOLDERS

TORONTO, ON — July 10, 2018 — Anaconda Mining Inc. (“Anaconda” or the “Company”) — (TSX:ANX)(OTCQX: ANXGF) announces today that it has rescinded its July 4, 2018 proposal to increase, by approximately 28%, the consideration payable under its premium take-over bid (the “Offer”) to acquire all the issued and outstanding shares of Maritime Resources Corp. (TSX-V:MAE) (“Maritime”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Maritime dated March 15, 2018.

The revised offer was conditional on Maritime management not completing its previously announced private placement financing.  Maritime completed the private placement on July 6, 2018, resulting in dilution to current Maritime shareholders by over 23%. Now that the private placement has been completed, Anaconda will proceed with its original premium Offer of 0.39 for each common share of Maritime held. Should the Offer not be accepted, Anaconda believes that the trading price of the Maritime shares may decline to pre-Offer levels and Maritime shareholders can expect further dilution in the near term.

“It is unfortunate that Maritime’s management continues to entrench themselves while leading shareholders down a path of chronic ownership dilution. As a result, Maritime management and the board of directors have denied Maritime shareholders the opportunity to tender into Anaconda’s proposal to increase its bid.  Now, unless Maritime shareholders tender to the Offer, they will be subject to further dilution in four months, as outlined by Maritime’s Circular.  The time to act is now. By combining our companies, we will create an emerging Atlantic Canada gold mining company with a significant growth profile and the potential to generate more value together as opposed to a stand-alone Maritime.”

~ Dustin Angelo, President and CEO of Anaconda

Further to the Company’s June 14, 2018 news release announcing that it had received shareholder approval by written consent for the issuance of common shares of the Company (the “Anaconda Shares”) in connection with the Offer, the Company is pleased to announce that the shareholder consent allowed for the additional dilution that would be caused by Maritime’s private placement and that the Company has approval by written consent for the issuance of up to 57,623,000 Anaconda Shares, which represents 48.5% of the number of Anaconda Shares currently issued and outstanding (calculated on a non-diluted basis).

The Company has applied to list the Anaconda Shares issuable under the Offer on the TSX.  Such listing is subject to the Company fulfilling all of the listing requirements of the TSX, including obtaining approval of the shareholders of Anaconda (the “Shareholders”), which is required under Subsection 611(c) of the TSX Company Manual since the aggregate number of Anaconda Shares issuable under the Offer is greater than 25% of the outstanding Anaconda Shares.  In accordance with Subsection 604(d) of the TSX Company Manual, the Company is permitted to effect the Offer without obtaining the approval of its Shareholders at a meeting of Shareholders if the Company provides the TSX with evidence that Shareholders holding more than 50% of the Anaconda Shares are familiar with the terms of the Offer and are in favour of proceeding with the Offer and the issuance of the Anaconda Shares required thereunder.  Consent for the issuance of the Anaconda Shares was obtained from Shareholders representing approximately 50.9% of the issued and outstanding Anaconda Shares.  Pursuant to Subsection 604(d) of the TSX Company Manual, no Anaconda Shares may be issued in connection with the Offer for a period of five business dates following the date of this news release.

There are currently 118,691,635 Anaconda Shares issued and outstanding and, to the knowledge of Anaconda, 99,373,116 Maritime Shares are issued and outstanding.  The Company does not own any Maritime Shares and, to the knowledge of the Company, no directors or officers of the Company own any Maritime Shares.  As at the date hereof, it is expected that the Company will, subject to any future issuance of Maritime Shares or the exercise of any securities of Maritime that are exercisable for, convertible into or exchangeable for Maritime Shares (“Convertible Securities”), issue approximately 38,755,515 Anaconda Shares under the Offer, which represents approximately 32.7% of the number of

Anaconda Shares currently issued and outstanding (calculated on a non-diluted basis). To the knowledge of Anaconda, Maritime has Convertible Securities exercisable for an aggregate of 42,667,557 Maritime Shares. An aggregate of approximately 16,640,347 Anaconda Shares will be required to be reserved for issuance upon the exercise of Convertible Securities, which represents approximately 14.0% of the number of Anaconda Shares currently issued and outstanding (calculated on a non-diluted basis).  In aggregate, based on the issued and outstanding Maritime Shares and Convertible Securities, 55,395,862 Anaconda Shares have been reserved for issuance, which represents 46.7% of the number of Anaconda Shares currently issued and outstanding (calculated on a non-diluted basis).  However, if the Offer is successful, Maritime Shareholders will own approximately 24.6% of the pro forma Company (calculated on a non-diluted basis).

The Offer Consideration is a fraction of an Anaconda Share and so it represents neither a discount nor a premium to the market price (as defined in TSX Company Manual) of the Anaconda Shares.

The Company expects that if the Offer is completed, there will be no changes to the control of the Company. To the Company’s knowledge, there are no controlling Maritime Shareholders and there are no Shareholders that together with any Maritime Shares owned currently would in the aggregate own greater than 10% of the issued and outstanding Anaconda Shares on a consolidated basis following the completion of the Offer.

The Company has entered into Lock-Up Agreements with Maritime Shareholders holding 10.6% of the issued and outstanding Maritime Shares, pursuant to which such Maritime Shareholders have agreed to tender their Maritime Shares in support of the Offer.  Other than the Lock-Up Agreements, no voting trust or similar agreements or arrangements are expected to be entered into in connection with the Offer.

The Offer, which is subject to certain terms and conditions, is set forth in the offer to purchase and related take-over bid circular dated April 13, 2018 (the “Offer to Purchase and Circular”), a copy of which has been filed with the securities regulatory authorities in Canada and is available through the Internet at www.sedar.com and furnished to the Securities and Exchange Commission and is available through the internet at www.sec.gov.

TENDER YOUR SHARES TODAY

All Maritime shareholders who wish to accept the Offer, including those who have participated in the recent private placement, must tender their shares by July 27, 2018 @ 5:00 p.m. (EST).

Full details of the Offer are included in the Company’s Offer to Purchase and Circular, the related letter of transmittal, and the notice of guaranteed delivery (collectively, the “Offer Documents”), which are filed on SEDAR at www.sedar.com and have been mailed to Maritime shareholders, holders of Convertible Securities, and other persons who are entitled to receive those documents under applicable laws.

The Depositary and Information Agent for the Offer is Kingsdale Advisors. Questions and requests for assistance, including assistance with respect to tendering your Maritime Shares, together with the associated SRP Rights, to the Offer, or requests for additional copies of the Offer Documents, may be directed to Kingsdale Advisors by telephone at 1-855-682-2031 (toll free in North America), or 416-867-2271 (collect calls outside North America), or by email at contactus@kingsdaleadvisors.com.

NOTICE TO MARITIME SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in, or incorporated by reference into, the Offer to Purchase and Circular of Anaconda to Maritime shareholders filed on SEDAR at www.sedar.com on April 13, 2018, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Anaconda is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Anaconda may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Offer will not be made in, nor will deposits of securities be accepted from a person in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

ABOUT ANACONDA MINING INC.

Anaconda is a TSX-listed gold mining, development, and exploration company, focused in the prospective Atlantic Canadian jurisdictions of Newfoundland and Nova Scotia. The Company operates the Point Rousse Project located in the Baie Verte Mining District in Newfoundland, comprised of the Stog’er Tight Mine, the Pine Cove open pit mine, the Argyle Mineral Resource, the fully-permitted Pine Cove Mill and tailings facility, and approximately 5,800 hectares of prospective gold-bearing property. Anaconda is also developing the Goldboro Project in Nova Scotia, a high-grade Mineral Resource, with the potential to leverage existing infrastructure at the Company’s Point Rousse Project.

The Company also has a pipeline of organic growth opportunities, including the Great Northern Project on the Northern Peninsula of Newfoundland and the Tilt Cove Property on the Baie Verte Peninsula, also in Newfoundland.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, the Offer and the completion of the Offer and related transactions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Anaconda to be materially different from those expressed or implied by such forward-looking information, including risks associated with the exploration, development and mining such as economic factors as they effect exploration, future commodity prices, changes in foreign exchange and interest rates, actual results of current production, development and exploration activities, government regulation, political or economic developments, environmental risks, permitting timelines, capital expenditures, operating or technical difficulties in connection with development activities, employee relations, the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of resources, contests over title to properties, and changes in project parameters as plans continue to be refined as well as those risk factors discussed in the Offer to Purchase and Circular and annual information form for the fiscal year ended December 31, 2017, both available on www.sedar.com.  Although Anaconda has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Anaconda does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

FOR ADDITIONAL INFORMATION CONTACT:

Anaconda Mining Inc. Dustin Angelo President and CEO (647) 260-1248 dangelo@anacondamining.com www.AnacondaMining.com	Anaconda Mining Inc. Lynn Hammond VP Public Relations (709) 330-1260 Lhammond@anacondamining.com

Reseau ProMarket Inc. Dany Cenac Robert Investor Relations (514) 722-2276 x456 Dany.Cenac-Robert@ReseauProMarket.com